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Exhibit 12.1

Newfield Exploration Company
Computation of Ratios of Earnings (Loss) to Fixed Charges and Earnings (Loss)
to Fixed Charges Plus Preferred Dividends
(Amounts in millions of dollars)

	For the Six Months Ended 06/30/18	Year Ended December 31,
		2017	2016	2015	2014	2013
Earnings:
Pre-tax income (loss) from continuing operations	$232	$386	$(1,208)	$(4,947)	$1,032	$201

Fixed Charges:
Interest expense, including debt issue amortization	$45	$89	$103	$131	$147	$152
Capitalized interest	30	61	51	33	53	53
Interest portion of rent expense(1)	2	5	7	12	7	7
Total fixed charges before preferred dividend requirements	77	155	161	176	207	212
Preferred dividend requirements	—	—	—	—	—	—
Total fixed charges and preferred dividend requirements	$77	$155	$161	$176	$207	$212

Earnings (loss) before fixed charges (excludes capitalized interest) and preferred dividends	$279	$480	$(1,098)	$(4,804)	$1,186	$360
Earnings (loss) before fixed charges (excludes capitalized interest)	$279	$480	$(1,098)	$(4,804)	$1,186	$360
Ratio of earnings (loss) to fixed charges	3.6x	3.1x	—x (2)	—x (2)	5.7x	1.7x
Ratio of earnings (loss) to fixed charges plus preferred dividends	3.6x	3.1x	—x (2)	—x (2)	5.7x	1.7x

(1)
Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

(2)
Earnings for 2015 and 2016 were insufficient to cover fixed charges by $5 billion and $1.3 billion, respectively, due to non-cash charges of $4.9 billion and $1 billion, respectively, associated with ceiling test write-downs in the respective periods.

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  Exhibit 12.1
Newfield Exploration Company Computation of Ratios of Earnings (Loss) to Fixed Charges and Earnings (Loss) to Fixed Charges Plus Preferred Dividends (Amounts in millions of dollars)